SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 20)

ROHN Industries, Inc. (Formerly UNR Industries, Inc.)

(Name of Issuer)

Common Stock

(Title Class of Securities)

775-381-106

(CUSIP Number)

John H. Laeri, Jr., Trustee
UNR Asbestos-Disease Claims Trust
161 South Lincoln Way, Suite 206
North Aurora, Illinois 60542
(630) 892-5757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6411

December 17, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775-381-106                13D                       Page 2 of 5 Pages
--------------------------------------------------------------------------------

 1        NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          UNR Asbestos-Disease Claims Trust
--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                     (b)[X]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Illinois
--------------------------------------------------------------------------------

                              7      SOLE VOTING POWER

        NUMBER OF                    22,556,558
         SHARES
      BENEFICIALLY            --------------------------------------------------
        OWNED BY
          EACH                8      SHARED VOTING POWER
        REPORTING
       PERSON WITH                   0

                             ---------------------------------------------------

                              9      SOLE DISPOSITIVE POWER

                                     22,556,558
                             ---------------------------------------------------

                             10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,556,558
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.2%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------

     This Amendment is filed for the purpose of amending Items 4 and 7 as stated below.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is amended to add the following sentence:

        Effective December 17, 2002 the UNR Asbestos-Disease Claims Trust (the “Trust”) adopted the resolutions filed as an exhibit hereto and incorporated herein by reference consenting to the transactions contemplated by the Asset Purchase Agreement dated November 27, 2002 pursuant to which ROHN Industries, Inc. (“ROHN”) would sell substantially all of the assets of ROHN to PFrank LLC.

Item 7.   Material to Be Filed as Exhibits

       1.   Action by Written Consent of the Trust Effective December 17, 2002.

SIGNATURES

After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 20, 2002	UNR ASBESTOS-DISEASE CLAIMS TRUST By: /s/ John H. Laeri, Jr. John H. Laeri, Jr., Trustee, Chairman

EXHIBIT 1

ACTION BY WRITTEN CONSENT

        The undersigned UNR ASBESTOS-DISEASE CLAIMS TRUST (“Trust”), acting by written consent pursuant to Sections 228 and 271 of the Delaware General Corporation Law, does hereby adopt the following resolutions effective December 17, 2002:

WHEREAS, ROHN Industries, Inc. (“ROHN”) has entered into an Asset Purchase Agreement dated November 27, 2002 (the “APA”) pursuant to which ROHN and certain of its subsidiaries would sell substantially all the assets of ROHN (including any business conducted through subsidiaries) to PFrank LLC (“Platinum”), an affiliate of Platinum Equity LLC (“Platinum Equity”); and,

WHEREAS, the Board of Directors of ROHN has determined that the transactions contemplated by the APA are fair and in the best interests of ROHN and its stockholders and creditors and has approved and adopted the sale of substantially all the assets of ROHN to Platinum upon the terms and subject to the conditions set forth in the APA; and,

WHEREAS, the Board of Directors of ROHN has requested that the Trust, in its capacity as majority stockholder of ROHN, consent to the transactions contemplated by the APA in accordance with Delaware law; and,

WHEREAS, the Trust, in its capacity as majority stockholder of ROHN, is willing, subject to the satisfaction of the six (6) conditions set forth in the resolutions that follow, to consent to the transactions contemplated by the APA;

NOW, THEREFORE, BE IT

RESOLVED, that the Trust, in its capacity as majority stockholder of ROHN, hereby consents to the transactions contemplated by the APA subject to the fulfillment of each of the following six (6) conditions: (i) the receipt by the Trust of a written recommendation by ROHN’s Board of Directors to ROHN's stockholders of the sale of substantially all the assets of ROHN to Platinum upon the terms and subject to the conditions set forth in the APA; (ii) the receipt by the Trust of evidence in form and substance reasonably satisfactory to counsel to the Trust, that ROHN shall undertake the administration, and shall bear the costs and expenses of the administration, of the payments to be made to the stockholders of ROHN pursuant to clauses (iii) and (iv) below, such administration by ROHN to be without cost to, or reduction in the recovery to be received by, the ROHN stockholders; (iii) the lenders under the Credit Agreement dated as of March 8, 2001, as amended, among ROHN, certain ROHN subsidiaries, LaSalle National Bank, as administrative agent and joint lead arranger, and National City Bank, as syndication agent and joint lead arranger (the “Credit Agreement”), shall have entered into documentation, in form and substance reasonably satisfactory to counsel to the Trust, that provides for the recovery by the ROHN stockholders in connection with the transactions contemplated by the APA (including the tax refund expected to be realized by ROHN as a result thereof) of an aggregate amount of $3.25 million, such $3.25 million to be distributed after the Closing (as defined in the APA) by the lenders to the ROHN stockholders on a pari passu basis with any and all payments to be made under the Credit Agreement and on a pro rata basis based on the ratio that the $3.25 million (or any unpaid portion thereof) bears to any and all amounts then outstanding under the Credit Agreement; (iv) Platinum, Platinum Equity and/or the lenders under the Credit Agreement shall have entered into documentation, in form and substance reasonably satisfactory to counsel to the Trust, that provides for the further recovery by the ROHN stockholders in connection with the transactions contemplated by the APA of an aggregate amount of $250,000, such recovery to be in accordance with Section 170 of the Delaware General Corporation Law and to be distributed upon or immediately after the Closing (as defined in the APA) by the lenders to the ROHN stockholders on a proportionate basis; (v) the delivery to the Trust of an executed copy of the letter, dated November 22, 2002, from PricewaterhouseCoopers LLP to ROHN, regarding the tax refund(s) expected to be realized by ROHN in connection with the transactions contemplated by the APA; and (vi) the exchange of mutual releases with respect to the APA transactions between the Trust, on the one hand, and each of ROHN, the lenders under the Credit Agreement, Platinum and Platinum Equity, on the other hand, in form and substance reasonably satisfactory to counsel to the Trust, it being understood that ROHN is not authorized by this Action by Written Consent to consummate the transactions contemplated by the APA unless and until each of the above six (6) conditions has been satisfied; and, BE IT

RESOLVED FURTHER, that the Trust, in its capacity as majority stockholder of ROHN, hereby consents, effective only upon consummation of the transactions contemplated by the APA after satisfaction of each of the six (6) conditions set forth in the prior resolution have been satisfied, to amend ROHN’s Certificate of Incorporation to change ROHN’s name to “Peoria Tower Corp.” or such other name as shall be determined by ROHN’s Board of Directors.

UNR ASBESTOS-DISEASE CLAIMS TRUST By: /s/ John H. Laeri, Jr. John H. Laeri, Jr., Trustee, Chairman